UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on January 1, 2025, Gambling.com Group Limited, a limited liability company organized under the laws of Jersey (the “Company” or “Gambling.com Group”), acquired Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), and its subsidiaries (the “Acquisition”). In connection with the Acquisition, Odds Holdings, Inc., as the surviving corporation in the merger, changed its name to GDC Odds Holdings, Inc. (“GDC Odds Holdings”).

In connection with the Acquisition, this Report on Form 6-K (this “Form 6-K”) includes (i) the audited consolidated financial statements of GDC Odds Holdings for the year ended December 31, 2024, which is filed as Exhibit 99.1 to this Form 6-K, and (ii) the unaudited pro forma condensed combined financial information for the year ended December 31, 2024 combining the historical financial information of the Company and GDC Odds Holdings, which is filed as Exhibit 99.2 to this Form 6-K.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2 and 99.3, is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024 of Odds Holdings, Inc
99.2	Unaudited pro forma condensed combined financial information for the year ended December 31, 2024
99.3	Consent of BDO LLP, independent registered public accounting firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: August 14, 2025

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